Subject to Completion
             Preliminary Pricing Supplement dated February 6, 2006

PRICING SUPPLEMENT
------------------
(To prospectus supplement and prospectus dated
   February 25, 2005)
Pricing Supplement Number:

                               [GRAPHIC OMITTED]
                                1,000,000 Units
                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                 100% Protected Asian Currencies Basket Notes
                              due March  , 2007
                                 (the "Notes")
                         $10 principal amount per unit

                           -----------------------

The Notes:                                    Payment on the maturity date:

o  The Notes are designed for investors who   o  The amount you receive on the
   believe that the value of                     maturity date per unit will be based
   the Chinese renminbi (yuan), the New          upon the direction of and percentage
   Taiwan dollar, the Singapore dollar and       change in the value of the Asian
   the Thai baht will appreciate relative to     Currencies Basket over the term of
   the United States dollar over the term of     the Notes. If the value of the Asian
   the Notes.                                    Currencies Basket:

o  100% principal protection on the maturity     o has increased, you will receive the
   date.                                           $10 principal amount per unit plus
                                                   a supplemental redemption amount
o  There will be no payments prior to the          expected to equal 100% of the
   maturity date and we cannot redeem the          percentage increase; or
   Notes prior to the maturity date.
                                                 o has decreased or has not increased,
o  The Notes will not be listed on any             you will receive the $10 principal
   securities exchange.                            amount per unit.

o  The Notes will be senior unsecured debt
   securities of Merrill Lynch & Co., Inc.,
   denominated and payable in United States
   dollars, and part of a series entitled
   "Medium-Term Notes, Series C". The Notes
   will have the CUSIP No.              .

o  The settlement date for the Notes is
   expected to be March   , 2006.

      Information included in this pricing supplement supersedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.

      Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page PS-7 of this pricing supplement and in the accompanying prospectus supplement.

                           -----------------------



                                                  Per Unit         Total

      Public offering price(1)................     $10.00            $
      Underwriting discount...................       $.10            $
      Proceeds, before expenses, to Merrill
         Lynch & Co., Inc.....................      $9.90            $

      (1) The public offering price and the underwriting discount for any single transaction to purchase 100,000 units or more will be $9.95 per unit and $.05 per unit respectively.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           -----------------------

                              Merrill Lynch & Co.

                           -----------------------

           The date of this pricing supplement is February  , 2006.

                               TABLE OF CONTENTS

                              Pricing Supplement
                                                                              Page
                                                                              -----
SUMMARY INFORMATION--Q&A ....................................................  PS-3
RISK FACTORS ...............................................................   PS-7
DESCRIPTION OF THE NOTES ...................................................  PS-11
THE BASKET .................................................................  PS-13
UNITED STATES FEDERAL INCOME TAXATION ......................................  PS-16
ERISA CONSIDERATIONS .......................................................  PS-20
USE OF PROCEEDS AND HEDGING ................................................  PS-21
SUPPLEMENTAL PLAN OF DISTRIBUTION ..........................................  PS-21
EXPERTS ....................................................................  PS-21
INDEX OF CERTAIN DEFINED TERMS .............................................  PS-22


                               Prospectus Supplement

                                                                              Page
                                                                              -----
RISK FACTORS ...............................................................    S-3
DESCRIPTION OF THE NOTES ...................................................    S-4
UNITED STATES FEDERAL INCOME TAXATION ......................................   S-21
PLAN OF DISTRIBUTION .......................................................   S-28
VALIDITY OF THE NOTES ......................................................   S-29

                                  Prospectus

                                                                              Page
                                                                              -----
MERRILL LYNCH & CO., INC. ..................................................      2
USE OF PROCEEDS ............................................................      2
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED
  CHARGES AND PREFERRED STOCK DIVIDENDS ....................................      3
THE SECURITIES .............................................................      3
DESCRIPTION OF DEBT SECURITIES .............................................      4
DESCRIPTION OF DEBT WARRANTS ...............................................     15
DESCRIPTION OF CURRENCY WARRANTS ...........................................     17
DESCRIPTION OF INDEX WARRANTS ..............................................     18
DESCRIPTION OF PREFERRED STOCK .............................................     24
DESCRIPTION OF DEPOSITARY SHARES ...........................................     29
DESCRIPTION OF PREFERRED STOCK WARRANTS ....................................     33
DESCRIPTION OF COMMON STOCK ................................................     35
DESCRIPTION OF COMMON STOCK WARRANTS .......................................     38
PLAN OF DISTRIBUTION .......................................................     41
WHERE YOU CAN FIND MORE INFORMATION ........................................     42
INCORPORATION OF INFORMATION WE FILE WITH THE SEC ..........................     42
EXPERTS ....................................................................     43

                              SUMMARY INFORMATION--Q&A

      This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the 100% Protected Asian Currencies Basket Notes due March , 2007 (the "Notes"). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the Asian Currencies Basket (the "Basket") and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the "Risk Factors" section in this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

      References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc. and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

      The Notes will be part of a series of senior debt securities issued by ML&Co. entitled "Medium-Term Notes, Series C" and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on March , 2007. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

      Each unit will represent a single Note with a $10 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of the Debt Securities--Depositary" in the accompanying prospectus.

Are there any risks associated with my investment?

      Yes, an investment in the Notes is subject to risks. Please refer to the section entitled "Risk Factors" in this pricing supplement and the accompanying prospectus supplement.

Who determines the value of the Basket and what does the Basket reflect?

      Merrill Lynch Capital Services, Inc., as calculation agent (the "Calculation Agent"), will determine the value of the Basket as described in the section entitled "The Basket" in this pricing supplement. The Basket is designed to allow investors to participate in exchange rate movements of the currencies included in the Basket, as reflected by changes in the United States dollar value of the Basket, over the term of the Notes. The currencies that compose the Basket are the United State dollar, the Chinese renminbi
(yuan), the New Taiwan dollar, the Singapore dollar and the Thai baht. Each of these currencies is referred to in this pricing supplement as a "Basket Component". Each Basket Component will be assigned a weighting. The weightings will be disclosed in the section entitled "The Basket" in this pricing supplement. Those currencies with positive weightings in the Basket can be viewed as a long position in the Chinese renminbi (yuan), the New Taiwan dollar, the Singapore dollar and the Thai baht (collectively the "Long Basket Components"). The currency with a negative weighting in the Basket can be viewed as a short position in the United States dollar (the "Short Basket Component". The value of the Basket will be set to 100 on the date the Notes are priced for initial sale to the public (the "Pricing Date").

      In addition, a fixed factor (the "Multiplier") will be determined on the Pricing Date for each Basket Component by dividing the weighting of each Basket Component by the United States dollar value of that Basket Component on the Pricing Date. The Multiplier can be used to calculate the value of the Basket on any given day by multiplying the Multiplier for each Basket Component by the then current exchange rate for that Basket Component, summing the resulting products and adding 100 to the total. For a list of hypothetical Multipliers for each Basket Component and examples of Basket value computations, please see the section entitled "The Basket" in this pricing supplement.

How has the Basket performed historically?

      The Basket will not exist until the Pricing Date. We have, however, included a table and a graph showing hypothetical historical month-end values of the Basket from January 2001 through January 2006 based upon historical exchange rates, the hypothetical Multiplier of each Basket Component calculated as of February 1, 2006 and a Basket value of 100 on that date. The table and graph are included in the section entitled "The Basket" in this pricing supplement. We have provided this hypothetical historical information to help you evaluate the behavior of the Basket in various economic environments; however, the hypothetical past performance of the Basket is not necessarily indicative of how the Basket will perform in the future.

What will I receive on the maturity date of the Notes?

      On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

      The "Redemption Amount" to which you will be entitled will depend on the direction of and the percentage change in the value of the Basket over the term of the Notes, will be denominated and payable in United States dollars and will equal:

      (i) If the Ending Value is greater than the Starting Value, the $10 principal amount per unit multiplied by a percentage equal to:

100 + (Participation Rate x (Ending Value - Starting Value))

      (ii) If the Ending Value is equal to or less than the Starting Value, $10.

      The "Starting Value" will be set to 100 on the Pricing Date.

      The "Ending Value" will equal the value of the Basket as determined by the Calculation Agent on the Valuation Date, as described in this pricing supplement.

      The "Valuation Date" will be the seventh scheduled business day before the maturity date of the Notes.

      The "Participation Rate" is expected to be equal to 100%. The actual Participation Rate, which will not be less than 100%, will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.

      For more specific information about the Redemption Amount, please see the section entitled "Description of the Notes" in this pricing supplement.

 -------------------------------------------------------------------------------

Examples

   Set forth below are two examples of Redemption Amount calculations assuming a Participation Rate of 100%:

Example 1--The hypothetical Ending Value is equal to 50% of the Starting Value:

   Starting Value: 100
   Hypothetical Ending Value: 50

                                           (Redemption
   Redemption Amount (per unit) = US$10     Amount cannot be
                                            less than $10.00)

Example 2--The hypothetical Ending Value is equal to 115% of the Starting Value:


   Starting Value: 100
   Hypothetical Ending Value: 115


   Redemption Amount (per unit)  =  $10 x (100 + (100% x (115-100)))% = US$11.50

 -------------------------------------------------------------------------------

Will I receive interest payments on the Notes?

      You will not receive any interest payments on the Notes, but will instead receive the Redemption Amount on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for the ability to participate in possible increases in the United States dollar value of the Basket over the term of the Notes.

What about taxes?

      Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until the maturity date. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual cash payment on the maturity date will be, or that the actual cash payment on the maturity date will exceed the principal amount per unit of the Notes. We have determined that this estimated yield will equal % per annum, compounded semi-annually.

      Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you purchase a unit of the Notes for $10 and hold the Note until the maturity date, you will be required to pay taxes on the following amounts of ordinary income from the Note each year: $ in 2006 and $ in 2007. However, in 2007, the amount of ordinary income that you will be required to pay taxes on from owning each unit of the Notes may be greater or less than $ depending upon the cash payment you receive on the maturity date. Also, if the cash payment on the maturity date is less than $ , you may have a loss which you could deduct against other income you may have in 2007, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see "United States Federal Income Taxation" in this pricing supplement.

Will the Notes be listed on a securities exchange?

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled "Risk Factors--A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes" in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

      In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

      If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the current value of the Basket. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 principal amount per unit of your Notes if sold before the stated maturity date.

      In a situation where there had been no movement in the value of the Basket and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the $10 principal amount per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

      Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of the Merrill Lynch Capital Services, Inc.?

      Merrill Lynch Capital Services, Inc. will serve as Calculation Agent for purposes of determining, among other things, the Ending Value and the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

      Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

      For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled "Where You Can Find More Information" in the accompanying prospectus.

                                 RISK FACTORS

      Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying prospectus supplement before deciding whether an investment in the Notes is suitable for you.

You may not earn a return on your investment

      On the Valuation Date, if the Ending Value is less than or equal to the Starting Value, on the maturity date we will pay you only the $10 principal amount per unit. This will be true even if the value of the Basket was higher than the Starting Value at some time over the term of the Notes but later falls below the Starting Value prior to the Valuation Date.

Your yield may be lower than the yield on other debt securities of comparable maturity

      The yield that you will receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing United States dollar-denominated debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to the Basket

      In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in foreign exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in foreign exchange markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the foreign exchange markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements.

      You should make such investigation as you deem appropriate as to the merits of an investment linked to the Basket. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future exchange rate movements constitutes a recommendation as to the merits of an investment in the Notes.

The value of the Basket Components are affected by many complex factors

      The value of any currency, including the Basket Components, may be affected by complex political and economic factors. The exchange rate of each Basket Component is at any moment a result of the supply and demand for that currency relative to other currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each Basket Component, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, balance of payments and extent of governmental surpluses or deficits in those countries, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, and other countries important to international trade and finance.

      Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of most economically developed nations, including those issuing the New Taiwan dollar, the Singapore dollar and the Thai baht, are permitted to fluctuate in value relative to the United States dollar. However, governments sometimes do not allow their currencies to float freely in response to economic forces, as is the case with the Chinese renminbi
(yuan). Governments, including those issuing the Basket Components, may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting any of the Basket Components specifically, or any other currency.

The exchange rate of the Chinese renminbi is currently managed by the Chinese government

      On July 21, 2005, the People's Bank of China, with the authorization of the State Council of the People's Republic of China, announced that the Chinese renminbi (yuan) exchange rate would no longer be pegged to the United States dollar and would float based on market supply and demand with reference to a basket of currencies. According to public reports, the governor of the People's Bank of China has stated that the basket is composed mainly of the United States dollar, the European Union euro, the Japanese yen and the South Korean won. Also considered, but playing smaller roles, are the currencies of Singapore, the United Kingdom, Malaysia, Russia, Australia, Canada and Thailand. The weight of each currency within the basket has not been announced.

      The initial adjustment of the Chinese renminbi (yuan) exchange rate was an approximate 2% revaluation from an exchange rate of 8.28 renminbi (yuan) per United States dollar to 8.11 renminbi (yuan) per United States dollar and as of February 1, 2006 was 8.06 renminbi (yuan) per United States dollar. The People's Bank of China has also announced that the daily trading price of the United States dollar against the renminbi (yuan) in the inter-bank foreign exchange market will continue to be allowed to float within a band of 0.3 percent around the central parity published by the People's Bank of China, while the trading prices of the non-United States dollar currencies against the renminbi (yuan) will be allowed to move within a certain band announced by the People's Bank of China. The People's Bank of China will announce the closing price of a foreign currency such as the United States dollar traded against the renminbi (yuan) in the inter-bank foreign exchange market after the closing of the market on each working day, and will make it the central parity for the trading against the renminbi (yuan) on the following working day. The People's Bank of China has stated that it will make adjustments of the renminbi (yuan) exchange rate band when necessary according to market developments as well as the economic and financial situation.

      Despite the recent change in their exchange rate regime, the Chinese government continues to manage the valuation of the renminbi (yuan), and, as currently managed, its price movements are unlikely to contribute significantly to either an increase or decrease in the value of the Basket. However, further changes in the Chinese government's management of the renminbi (yuan) could result in a significant movement in the United States dollar/renminbi (yuan) exchange rate. Assuming the value of all other Basket Components remain constant, a decrease in the value of the renminbi (yuan), whether as a result of a change in the government's management of the currency or for other reasons, would result in a decrease in the value of the Basket.

Even though currency trades around-the-clock, your Notes will not

      The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the Basket Components are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

      There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers' offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the value of the Basket used to calculate the Redemption Amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. In addition, while we describe in this pricing supplement how you can calculate the value of the Basket from publicly available information, we will not publish the value of the Basket over the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

      If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the $10 principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

      Assuming there is no change in the value of the Basket and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the $10 principal amount. This is due to, among other things, the fact that the $10 principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

      The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, a decrease in the volatility of the Basket may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in value of the Long Basket Components relative to the Short Basket Component. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

      The value of the Basket is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the value of the Basket exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the value of the Basket exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the value of the Basket will continue to fluctuate until the Ending Value is determined.

      Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the Notes will increase. If interest rates increase or decrease in markets based on any Basket Component, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the Basket Components and, in turn, the respective exchange rates, which may affect the value of the Basket and therefore, the trading value of the Notes.

      Changes in the volatility of the Basket are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Basket increases or decreases, the trading value of the Notes may be adversely affected.

      As the time remaining to the stated maturity date of the Notes decreases, the "time premium" associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the value of the Basket. This difference will reflect a "time premium" due to expectations concerning the value of the Short Basket Component relative to the Long Basket Components prior to the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

      Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the value of the Basket over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

      In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the value of the Basket will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

      New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

      While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts of interest could arise

      Our subsidiary Merrill Lynch Capital Services, Inc. is our agent for the purposes of determining, among other things, the Ending Value and Redemption Amount. Under certain circumstances, Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the value of the Basket can be obtained on a particular trading day, or in connection with judgments that it would be required to make in the event the value of the Basket is unavailable. See the section entitled "The Basket" in this pricing supplement. Merrill Lynch Capital Services, Inc. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control Merrill Lynch Capital Services, Inc., potential conflicts of interest could arise.

      We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences

      You should consider the tax consequences of investing in the Notes. See the section entitled "United States Federal Income Taxation" in this pricing supplement.

                           DESCRIPTION OF THE NOTES

      ML&Co. will issue the Notes as part of a series of senior debt securities entitled "Medium-Term Notes, Series C" under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on March , 2007. Information included in this pricing supplement supersedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is .

      While on the maturity date a holder of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled "--Payment on the Maturity Date".

      The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

      ML&Co. will issue the Notes in denominations of whole units each with a $10 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying prospectus.

      The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

      On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

   Determination of the Redemption Amount

      The "Redemption Amount" per unit will be denominated and payable in United States dollars, will be determined by the Calculation Agent and will equal:

      (i) If the Ending Value is greater than the Starting Value, the $10 principal amount per unit multiplied by a percentage equal to:

             100 + (Participation Rate x (Ending Value - Starting Value)); or

      (ii) If the Ending Value is equal to or less than the Starting Value, $10.

      The "Starting Value" will be set to 100 on the date the Notes are priced for initial sale to the public (the "Pricing Date").

      The "Ending Value" will equal the value of the Basket as determined by the Calculation Agent on the Valuation Date, using the Exchange Rates on that date, as described in the section entitled "The Basket" in this pricing supplement.

      The "Valuation Date" will be the seventh scheduled Business Day before the maturity date of the Notes.

      The "Participation Rate" is expected to be equal to 100%. The actual Participation Rate, which will not be less than 100%, will be determined on the Pricing Date and set forth in the final pricing supplement made available in connection with sales of the Notes.

      A "Business Day" means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close and those banks are open for dealing in a foreign exchange and foreign currency deposits.

      All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

      The following table illustrates, for the Starting Value of 100 and a range of hypothetical Ending Values of the Basket:

      o the percentage change from the Starting Value to the hypothetical Ending Value;

      o     the total amount payable on the maturity date per unit;

      o     the total rate of return to holders of the Notes;

      o     the pretax annualized rate of return to holders of the Notes; and

      o the pretax annualized rate of return in United States dollars on an investment in the Basket Components.

        The table below assumes a Participation Rate of 100%.


                       Percentage
                        Change                                                                       Pretax
                       from the           Total amount                                           Annualized rate
                    Starting Value          payable on      Total rate       Pretax Annualized     of return on
 Hypothetical     to the hypothetical     the maturity      of return        rate of return on      the Basket
 Ending Value        Ending Value        date per unit     on the Notes        the Notes(1)      Components(1)(2)
--------------   --------------------  -----------------   --------------   ------------------  ------------------
      75.00             -25%                10.00             0.00%              0.00%                -26.79%
      80.00             -20%                10.00             0.00%              0.00%                -21.11%
      85.00             -15%                10.00             0.00%              0.00%                -15.61%
      90.00             -10%                10.00             0.00%              0.00%                -10.26%
      95.00              -5%                10.00             0.00%              0.00%                 -5.06%
     100.00(3)            0%                10.00             0.00%              0.00%                  0.00%
     105.00               5%                10.50             5.00%              4.94%                  4.94%
     110.00              10%                11.00            10.00%              9.76%                  9.76%
     115.00              15%                11.50            15.00%             14.48%                 14.48%
     120.00              20%                12.00            20.00%             19.09%                 19.09%
     125.00              25%                12.50            25.00%             23.61%                 23.61%

----------
(1) The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from February 2, 2006 to February 2, 2007, a term expected to be equal to that of the Notes.
(2) The pretax annualized rates of return specified in this column assume that the underlying currency positions will be converted into United States dollars at the same time and at the same Exchange Rates as those in the Basket.
(3)   This is the Starting Value.

      The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and actual Participation Rate, as calculated based upon the Exchange Rates on the day the Ending Value is determined and the term of your investment.

Events of Default and Acceleration

      In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of the Notes upon any acceleration permitted by the Notes, with respect to each unit of the Notes, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes.

      In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of % per annum, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

                                  THE BASKET

      The Basket is designed to allow investors to participate in exchange rate movements of the currencies included in the Basket, as reflected by changes in the United States dollar value of the Basket, over the term of the Notes. The currencies that will compose the Basket are the United States dollar, Chinese renminbi (yuan), the New Taiwan dollar, the Singapore dollar and the Thai baht. Each Basket Component will be weighted as set forth in the table below. Those currencies with positive weightings in the Basket can be viewed as a long position in the Chinese renminbi (yuan), the New Taiwan dollar, the Singapore dollar and the Thai baht (collectively the "Long Basket Components"). The currency with a negative weighting in the Basket can be viewed as a short position in the United States dollar (the "Short Basket Component"), which would require the future purchase of the Short Basket Component to repay the short position.

      On the Pricing Date, a fixed factor (the "Multiplier") will be determined for each Basket Component by dividing the weighting of a Basket Component by the initial Exchange Rate, as defined below, for that Basket Component on that date. The Multiplier for each Basket Component will remain fixed over the term of the Notes and can be used to calculate the value of the Basket on any given day as described below.

      As Exchange Rates move, the United States dollar value of each Basket Component will vary based on the appreciation or depreciation of that Basket Component. Any appreciation in a Long Basket Component relative to the United States dollar, assuming the Exchange Rates of all other Basket Components remain the same, will result in an increase in the value of the Basket. Conversely, any depreciation in a Long Basket Component relative to the United States dollar, assuming the Exchange Rates of all other Basket Components remain the same, will result in a decrease in the value of the Basket.

      To compute the Basket value on any day, 1) the Multiplier of each Basket Component should be multiplied by the then current Exchange Rate for that Basket Component, 2) the resulting products summed and 3) the total added to
100. For example, if the value of the New Taiwan dollar appreciates from ..031300 TWD/USD, its value on February 1, 2006, to .032865 TWD/USD, then the New Taiwan dollar contribution to the value of the Basket would equal 21.0000 (the Multiplier for the New Taiwan dollar, 638.977636, multiplied by .032865). The appreciation in the New Taiwan dollar would increase the value of the Basket because of the long position. If the value for the Singapore dollar depreciates from .613600 SGD/USD, its value on February 1, 2006, to 0.601328 SGD/USD, then the Singapore dollar contribution to the value of the Basket would equal 29.4000 (the Multiplier for the Singapore dollar, 48.891786, multiplied by .601328). The depreciation in the Singapore dollar would decrease the value of the Basket because of the long position. Based on the above, assuming the Exchange Rates of the other Basket Components remain the same, the new value of the Basket would be 100.40 (the sum of the products of the Multiplier and the Exchange Rate for each Basket Component plus 100, rounded to two decimal places). The United States dollar contribution to the value of the Basket will remain constant at -100.0000.

      If February 1, 2006 was the Pricing Date, for each Basket Component, the weighting, initial Exchange Rate, Multiplier and initial Basket value would be as follows:


                                                Initial                 Initial
                                   Initial     Exchange   Hypothetical   Basket
   Basket Component    Iso Code   Weighting      Rate     Multiplier     Value
   ----------------------------------------------------------------------------
   United States
   dollar                 USD      -100.00      1.000000   -100.000000  -100.00
   Chinese renminbi
   (yuan)                 CNY        20.00      0.124100    161.160355    20.00
   New Taiwan dollar      TWD        20.00      0.031300    638.977636    20.00
   Singapore dollar       SGD        30.00      0.613600     48.891786    30.00
   Thai baht              THB        30.00      0.025500   1176.470588    30.00

      The "Exchange Rates", (i) for purposes of determining a Basket value for the Chinese renminbi (yuan), will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one Chinese renminbi (yuan) can be exchanged as reported by Reuters Group PLC ("Reuters") on page SAEC, or any substitute page thereto, (ii) for purposes of determining a Basket value for the New Taiwan dollar, will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which one New Taiwan dollar can be exchanged as reported by Reuters on page TAIFX1, or any substitute page thereto (iii) for purposes of determining a Basket value for the Singapore dollar, will be the currency exchange rate in the interbank market quoted the number of United States dollars for which one Singapore dollar can be exchanged as reported by Reuters on page ABSIRFIX01, or any substitute page thereto (iv) for purposes of determining a Basket value for the Thai baht, will be the currency exchange rate in the interbank market quoted as the number of United States dollars for which Thai baht can be exchanged as reported by Bloomberg L.P ("Bloomberg") on page TKC7, or any substitute page thereto. The initial Exchange Rates will be equal to the currency exchange rates on the Pricing Date as reported by (i) Reuters on page SAEC at approximately 5:00 p.m. in Beijing, China for the Chinese renminbi (yuan),
(ii) Reuters on page TAIFX1 at approximately 11:00 a.m. in Taiwan, for the New Taiwan dollar (iii) Reuters on page ABSIRFIX01 at approximately 11:00 a.m. in Singapore, for the Singapore dollar and (iv) Bloomberg on page TKC7 at approximately 11:00 a.m., Bangkok time, for the Thai baht. For purposes of determining the Ending Value, the Exchange Rates will be those rates as reported by (i) Reuters on page SAEC, or any substitute page thereto, at approximately 5:00 p.m., Beijing time, for the Chinese renminbi (yuan), (ii) Reuters on page TAIFX1, or any substitute page thereto, at approximately 11:00 a.m. in Taiwan, for the New Taiwan dollar (iii) Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. in Singapore, for the Singapore dollar, on the relevant date and (iv) Bloomberg on page TKC7 at approximately 11:00 a.m., Bangkok time. If the currency exchange rates are not so quoted on Reuters page SAEC, Reuters page TAIFX1, Reuters page ABSIRFIX01 or Bloomberg page TKC7 (as applicable), or any substitute page thereto, then the Exchange Rates used to determine the Ending Value will equal the noon buying rate in New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate"). If the Noon Buying Rate is not announced on that date, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the "Reference Banks"). If fewer than three Reference Banks provide spot quotations, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rates will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant date.


      While historical information on the Basket will not exist before the Pricing Date, the following table sets forth the hypothetical historical month-end values of the Basket from January 2001 through January 2006 based upon historical Exchange Rates, the hypothetical Multipliers indicated above and a Basket value of 100 on February 1, 2006. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any upward or downward trend in the hypothetical historical value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the Notes.


                                       Monthly Closing Values
                                        --------------------

                           2001     2002      2003     2004     2005      2006
                         -------- --------  -------  --------  -------  -------
January ................  94.90    91.11     93.50    97.45     99.92    100.38
February ...............  94.53    91.32     93.56    97.32    100.86
March ..................  92.11    91.33     92.99    97.89     99.46
April ..................  91.50    91.97     92.75    96.75     99.67
May ....................  91.21    93.36     94.24    96.49     98.12
June ...................  90.83    94.59     93.71    95.54     97.13
July ...................  90.75    94.17     93.84    95.11     97.59
August .................  92.80    93.96     94.65    95.07     96.94
September ..............  92.22    92.46     96.08    95.64     96.75
October ................  91.16    92.76     95.79    96.67     96.67
November ...............  91.58    92.56     95.90    99.02     96.49
December ...............  90.83    93.35     96.65    99.86     97.56

      The following graph sets forth the hypothetical historical performance of the Basket presented in the preceding table. This hypothetical historical information is not necessarily indicative of the future performance of the Basket. [GRAPHIC OMITTED]

                     UNITED STATES FEDERAL INCOME TAXATION

      Set forth in full below is the opinion of Sidley Austin LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), persons whose functional currency is not the United States dollar, persons subject to the alternative minimum tax, or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

      As used in this pricing supplement, the term "U.S. Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations),
(c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

      On August 30, 2004, the Treasury Department issued final regulations (the "Foreign Currency Regulations") under Section 988 of the Internal Revenue Code of 1986, as amended (the "Code"), addressing the United States federal income tax treatment of debt instruments having terms similar to the Notes. In general, under the Foreign Currency Regulations, since the amount payable on the maturity date with respect to a Note in excess of the principal amount of the Note, if any, will be determined by reference to the value of the Basket while repayment of 100% of the principal amount of each Note will not be affected by changes in the value of the Basket, the Notes will be taxed pursuant to the rules contained in certain final Treasury regulations (the "CPDI Regulations") addressing the proper United States federal income tax treatment of contingent payment debt instruments. The CPDI Regulations generally require a U.S. Holder of this type of an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

      In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of a projected cash payment on the maturity date (i.e., the Redemption Amount) of an amount equal to $ per unit of the Notes (the "Projected Redemption Amount"). This represents an estimated yield on the Notes equal to % per annum, compounded semi-annually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note's adjusted issue price will equal the Note's issue price (i.e., $10), increased by the interest previously accrued on the Note. On the maturity date of a Note, in the event that the actual cash payment on the maturity date (the "Actual Redemption Amount") exceeds $ per unit of the Notes (i.e., the Projected Redemption Amount), a U.S. Holder will be required to include the excess of the Actual Redemption Amount over $ per unit of the Notes (i.e., the Projected Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the Actual Redemption Amount, if any, is less than $ per unit of the Notes (i.e., the Projected Redemption Amount), the amount by which the Projected Redemption Amount (i.e., $ per unit of the Notes) exceeds the Actual Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Redemption Amount (i.e., $ per unit of the Notes) in excess of the Actual Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustment to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

      Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder would be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder's adjusted tax basis in the Note as of the date of disposition. A U.S. Holder's adjusted tax basis in a Note generally would equal the U.S. Holder's initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain would be treated as ordinary income. Any taxable loss would generally be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Note. Any remaining loss generally would be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations would be treated as original issue discount.

      All prospective investors in the Notes should consult their own tax advisors concerning the potential application of the CPDI Regulations to their investment in the Notes. Investors in the Notes are able to obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

      The projected payment schedule (including both the Projected Redemption Amount and the estimated yield on the Notes) will have been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and will be neither a prediction nor a guarantee of what the actual Redemption Amount will be, or that the actual Redemption Amount will even exceed the principal amount of the Notes.

Hypothetical Table

      The following table sets forth the amount of interest that would be deemed to have accrued with respect to each $10 principal amount per unit of the Notes during each accrual period over an assumed term of 14 months for the Notes based upon a hypothetical projected payment schedule for the Notes (including both a hypothetical Projected Redemption Amount and a hypothetical estimated yield equal to 4.40% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Notes as if the Notes had been issued on February 1, 2006 and were scheduled to mature on March 31, 2007. The following table is for illustrative purposes only. The actual projected payment schedule for the Notes (including both the actual Projected Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the Pricing Date and will depend upon actual market interest rates (and thus ML&Co.'s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the Notes (including both the actual Projected Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final pricing supplement delivered to investors in connection with the initial sale of the Notes.

                                                                 Total interest
                                              Interest deemed   deemed to have
                                                to accrue on   accrued on Notes
                                                Notes during      as of end of
                                               accrual period    accrual period
       Accrual Period                            (per unit)        (per unit)
------------------------------------------    ---------------  -----------------
 February 1, 2006 through March 31, 2006           $0.0694          $0.0694
 April 1, 2006 through September 30, 2006          $0.2215          $0.2909
 October 1, 2006 through March 31, 2007            $0.2264          $0.5173

----------
Hypothetical Projected Redemption Amount = $10.5173 per unit of the Notes

Unrelated Business Taxable Income

      Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the "unrelated business taxable income" of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to
Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

      A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in
Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

      Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual's death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

      Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

      In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

      Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

      Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

      The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

      (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

      (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

      (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

      (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

      (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

      The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

      Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                          USE OF PROCEEDS AND HEDGING

      The net proceeds from the sale of the Notes will be used as described under "Use of Proceeds" in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

      MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

                                    EXPERTS

      The consolidated financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


      With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended April 1, 2005 and March 26, 2004, the three-month and six-month periods ended July 1, 2005 and June 25, 2004 and the three-month and nine-month periods ended September 30, 2005 and September 24, 2004 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.'s Quarterly Reports on Form 10 Q for the quarters ended April 1, 2005, July 1, 2005 and September 30, 2005 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of
Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                        INDEX OF CERTAIN DEFINED TERMS

                                                                        Page
                                                                        ----
Basket ...............................................................   PS-3
Basket Component .....................................................   PS-3
Business Day .........................................................  PS-11
Calculation Agent ....................................................   PS-3
Ending Value .........................................................   PS-4
Exchange Rates .......................................................  PS-13
Long Basket Components ...............................................   PS-3
Multiplier ...........................................................   PS-3
Notes ................................................................   PS-1
Participation Rate ...................................................   PS-4
Pricing Date .........................................................   PS-3
Redemption Amount ....................................................   PS-4
Short Basket Component ...............................................   PS-3
Starting Value .......................................................   PS-4
Valuation Date .......................................................   PS-4

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                   [GRAPHIC OMITTED][GRAPHIC OMITTED][Logo]





                                1,000,000 Units

                           Merrill Lynch & Co., Inc.

                          Medium-Term Notes, Series C
                 100% Protected Asian Currencies Basket Notes
                              due March  , 2007
                                 (the "Notes")
                         $10 principal amount per unit





                             ---------------------


                              PRICING SUPPLEMENT

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                              Merrill Lynch & Co.














                               February  , 2006

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